KH 2/28

SEC Mail Processing
Section

FEB 24 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairview Capital Ventures, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10310 Wildlife Road
(No. and Street)

Charlotte	NC	28278
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela K. Furr (704)719-1426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP.
(Name – *if individual, state last, first, middle name*)

1023 W. Morehead St. Ste. 100	Charlotte	NC	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015712

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Pamela K. Furr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Capital Ventures, LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela K Furr
Signature

President
Title

Michelle Miller Commission expires March 11, 2012
Notary Public

MICHELLE MILLER NOTARY PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Fairview Capital Ventures, LLC
Charlotte, North Carolina 28278

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Fairview Capital Ventures, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Fairview Capital Ventures, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fairview Capital Ventures, LLC's management is responsible for Fairview Capital Ventures, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

February 7, 2011

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
Fairview Capital Ventures, LLC
Charlotte, North Carolina

We have audited the accompanying balance sheet of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2010, and the related statement of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates LLP

February 7, 2011

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

FAIRVIEW CAPITAL VENTURES, LLC
Balance Sheet
December 31, 2010

ASSETS

Current assets:		
Cash	$	35,025
Note receivable - shareholder		20,000
Total current assets		55,025
Property and Equipment:		
Computer equipment		11,484
Accumulated depreciation		(8,944)
		2,540
Total assets	$	57,565

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accrued expenses	$	22,000
Total liabilities		22,000
Member's equity		35,565
Total liabilities and member's equity	$	57,565

See independent auditors' report and notes to financial statements

FAIRVIEW CAPITAL VENTURES, LLC
Statement of Operations
Year Ended December 31, 2010

Operating income consisting of business advisory fees	$	163,900
Operating expenses:		
Bank charge, net		284
Clerical		3,048
Consulting fees		13,698
Continuing education and conferences		1,997
Depreciation		2,538
Dues and subscriptions		178
Janitorial		3,474
License and insurance		1,923
Marketing		88
Meals and entertainment		618
Miscellaneous		583
Office supplies, printing and postage		5,747
Pension plan costs		22,315
Professional fees		45,746
Repairs and maintenance		8,454
Telephone and internet access		5,966
Travel		9,013
Utilities		6,076
Vehicle		7,717
Total operating expenses		139,463
Net income	$	24,437

FAIRVIEW CAPITAL VENTURES, LLC
Statement of Member's Equity
Year Ended December 31, 2010

Balance at January 1, 2010	$	12,663
Distributions paid		(1,535)
Net income		24,437
Balance at December 31, 2010	$	35,565

See independent auditors' report and notes to financial statements

FAIRVIEW CAPITAL VENTURES, LLC
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
Year Ended December 31, 2010

Balance, December 31, 2009	$	-
Increases (decreases), 2010		-
Balance, December 31, 2010	$	-

See independent auditors' report and notes to financial statements

FAIRVIEW CAPITAL VENTURES, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	24,437
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		2,538
Accrued expenses		(588)
Net cash provided from operating activities		26,387
Cash flows from investing activities:		
Purchases of property and equipment		(1,945)
Loans made		(20,000)
Net cash used in investing activities		(21,945)
Cash flows from financing activities:		
Distribution to member		(1,535)
Net cash provided from financing activities		(1,535)
Net increase in cash		2,907
Cash, beginning of year		32,118
Cash, end of year	$	35,025

See independent auditors' report and notes to financial statements

FAIRVIEW CAPITAL VENTURES, LLC
Notes to Financial Statements
December 31, 2010

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fairview Capital Ventures, LLC (the "Company"), founded in 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S Securities and Exchange Commission ("SEC").

Fairview Capital Ventures, LLC is a North Carolina Limited Liability Company. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance, effective for financial statements issued for interim and annual periods ending after September 15, 2009, which identifies the FASB Accounting Standards Codification ("ASC") as the authoritative source of generally accepted accounting principles ("GAAP") in the United States. Effective October 1, 2009, the Company adopted the ASC. This adoption has no impact on the financial position or results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Business advisory fees are recorded as services are performed.

Equipment

Equipment is recorded at cost. Maintenance and repairs are charged to expense as incurred. When equipment is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of the operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2010, the Company paid $7,200 in consulting fees to Furr Traders, Inc., a company related to Fairview's President's husband.

During 2010, the Company paid $42,246 in legal fees to Gray, Layton, Kersh, Solomon, Furr and Smith, P.A. a company related to Fairview's President's husband.

The Company also has a $20,000 note receivable from the President of the Company at December 31, 2010. The note accrues interest at a fixed rate of 3% annually and matures in 2011.

NOTE 3 – PENSION AND PROFIT SHARING PLAN

The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary.

NOTE 4 – CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2010 provides unlimited insurance coverage on each customer's non-interest bearing cash balances, and $250,000 of insurance coverage on other deposit accounts. At December 31, 2010, the Company had no uninsured cash balances.

During the year ended December 31, 2010, the Company had two clients that make up 100% of the revenue that was earned.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $35,025 which was $30,025 in excess of its required net capital of $5,000. The Company's net ratio was .00 to 1.

NOTE 6 – INCOME TAXES

In July 2006, FASB issued ASC Topic 740 *"Income Taxes"*, which addresses the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. ASC 740 is effective for the year ended December 31, 2010. The Company's income tax filings are subject to audit by various taxing authorities. Their open audit periods are 2007-2009. In evaluating their tax positions and accruals, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances and have determined that there are no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

NOTE 7 – SUBSEQUENT EVENTS

In May 2009, FASB issued ASC Topic 855 *"Subsequent Events"*, which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, ASC 855 requires disclosure of the date through which subsequent events were evaluated. ASC 855 is effective for the year ended December 31, 2009. Management has evaluated subsequent events through February 7, 2011, the date of issuance of these financial statements, and no events have occurred that require recognition or disclosure.

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member
Fairview Capital Ventures, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Fairview Capital Ventures, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rivero & Associates LLP

February 7, 2011

FAIRVIEW CAPITAL VENTURES, LLC
Material Inadequacies – Rule 17a-5(j)
Year Ended December 31, 2010

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

FAIRVIEW CAPITAL VENTURES, LLC
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2010

Computation of Net Capital:

Total assets	$	57,565
Aggregate indebtedness		-
Net assets		57,565
Non-allowable assets		22,540
Tentative net capital		35,025
Haircuts		-
Net capital		35,025
Minimum net capital		5,000
Excess net capital	$	30,025

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$	-
Net capital		30,025
Ratio		0.00%

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fairview Capital Ventures, LLC
10310 Wildlife Road
Charlotte, NC 28278

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 360.69
B.	Less payment made with SIPC-6 filed (exclude interest) July 16, 2010 (Date Paid)	(150.00)
C.	Less prior overpayment applied	(44.00)
D.	Assessment balance due or (overpayment)	166.69
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 166.69
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 166.69	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fairview Capital Ventures
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 2010
and ending December, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 144,276
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 144,276
2e. General Assessment @ .0025	$ 360.69
	(to page 1, line 2.A.)

Fairview Capital Ventures, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2010

Fairview Capital Ventures, LLC
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